UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Newman
Australia
Annual General Meeting 2013
BHP Billiton Plc
24 October 2013
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed or implied in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2013 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Forward-looking statements speak only as of the date of this presentation. BHP Billiton will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein. Nothing in this presentation should be interpreted to mean that future earnings per share of BHP Billiton Plc or BHP Billiton Limited will necessarily match or exceed its historical published earnings per share.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources or provided by third parties and has not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Plc Annual General Meeting, 24 October 2013

Angostura
Trinidad and Tobago
Jac Nasser Chairman
Annual General Meeting
24 October 2013
bhpbilliton
resourcing the future

Directors
bhpbilliton
resourcing the future
Jac Nasser
Andrew Mackenzie
Malcolm Broomhead
Sir John Buchanan
Carlos Cordeiro
David Crawford
Pat Davies
Carolyn Hewson
Lindsay Maxsted
Wayne Murdy
Keith Rumble
John Schubert
Baroness Shriti Vadera
BHP Billiton Plc Annual General Meeting, 24 October 2013

CEO succession
bhpbilliton
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Andrew Mackenzie
Marius Kloppers
BHP Billiton Plc Annual General Meeting, 24 October 2013

Group Management Committee
bhpbilliton
resourcing the future
Andrew Mackenzie
Mike Fraser
Jane McAloon
Peter Beaven
Geoff Healy
Daniel Malchuk
Tim Cutt
Mike Henry
Jimmy Wilson
Dean Dalla Valle
Graham Kerr
Karen Wood
BHP Billiton Plc Annual General Meeting, 24 October 2013

Forum on Corporate Responsibility
bhpbilliton
resourcing the future
Greg Bourne
Australia
James Ensor
Australia
Malini Mehra
United Kingdom/India
Phil Vernon
United Kingdom
Yaa Ntiamoa-Baidu
Ghana
Cristina Echavarria
Colombia
Tommy Garnett
Sierra Leone
Simon Longstaff
Australia
Mick Dodson
Australia
BHP Billiton Plc Annual General Meeting, 24 October 2013

Global growth by region
bhpbilliton
resourcing the future
GDP growth rate
(% per annum)
10.0
8.0
6.0
4.0
2.0
0.0
(2.0)
Forecast
CY2011
CY2012
CY2013
CY2014
CY2015
CY2016
CY2017
CY2018
United States
European Union
Japan
China
Source: IMF World Economic Outlook Database (October 2013).
BHP Billiton Plc Annual General Meeting, 24 October 2013

China’s development
bhpbilliton
resourcing the future
Shanghai
China
BHP Billiton Plc Annual General Meeting, 24 October 2013

Four pillars
bhpbilliton
resourcing the future
Coal
Copper
Iron Ore
Petroleum
BHP Billiton Plc Annual General Meeting, 24 October 2013

Safety performance
bhpbilliton
resourcing the future
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10
8
6
4
2
0
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
BHP Billiton Plc Annual General Meeting, 24 October 2013

Our results at a glance
bhpbilliton
resourcing the future
Underlying EBIT
(US$ billion)
35
30
25
20
15
10
5
0
FY2009
FY2010
FY2011
FY2012
FY2013
Attributable profit – excluding exceptional items
(US$ billion)
25
20
15
10
5
0
FY2009
FY2010
FY2011
FY2012
FY2013
BHP Billiton Plc Annual General Meeting, 24 October 2013

Full year dividends
bhpbilliton
resourcing the future
Dividends1
(US cents per share (cps))
FY2004 – FY2013
CAGR USD: 18%
CAGR GBP: 20%
FY2013 Full year dividend
116 cps
120
100
80
60
40
20
0
FY2004 Full year dividend
26 cps
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
1. Dividends declared in respect of the period.
BHP Billiton Plc Annual General Meeting, 24 October 2013

Significance of what we do
bhpbilliton
resourcing the future
Newman
Australia
Port Hedland
Australia
Skyscraper under construction
Beijing
China (2012)
BHP Billiton Plc Annual General Meeting, 24 October 2013

Our Charter
bhpbilliton
resourcing the future
bhpbilliton
resourcing the future
Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
May 2013
Sustainability
Integrity
Respect
Performance
Simplicity
Accountability
BHP Billiton Plc Annual General Meeting, 24 October 2013

Community and environment
bhpbilliton
resourcing the future
Impacto Sports Club, Escondida
Chile
Trees for Life Project
South Africa
Image supplied by Global Communities
Colombia Resilience Project
Colombia
Hotazel Education Program
South Africa
BHP Billiton Plc Annual General Meeting, 24 October 2013

Broader economic contribution
bhpbilliton
resourcing the future
Taxes and royalties1
(US$ billion)
14
12
10
8
6
4
2
0
FY2009
FY2010
FY2011
FY2012
FY2013
Distribution of FY2013 supply expenditure2
External to home country
2%
National (excluding local and regional) 35%
Local and regional
63%
1. Includes income tax paid, royalty related taxation paid and government royalties paid and payable.
2. Local and regional spend refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located. National spend refers to spend within the home country of operation, excluding local and regional spend.
BHP Billiton Plc Annual General Meeting, 24 October 2013

Angostura
Trinidad and Tobago
Jac Nasser
Chairman
Annual General Meeting
24 October 2013
bhpbilliton
resourcing the future

Agenda
bhpbilliton
resourcing the future
Chairman’s address
CEO’s address
Items of business
BHP Billiton Plc Annual General Meeting, 24 October 2013

BMA
Australia
Andrew Mackenzie
Chief Executive Officer
Annual General Meeting
24 October 2013
bhpbilliton
resourcing the future

Our People delivered results
bhpbilliton
resourcing the future
Escondida
Chile
BHP Billiton Plc Annual General Meeting, 24 October 2013

Sustainability underpins everything we do
bhpbilliton
resourcing the future
Health
Environment
Safety
Community
BHP Billiton Plc Annual General Meeting, 24 October 2013

Safety performance
bhpbilliton
resourcing the future
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10 8 6 4 2 0
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
BHP Billiton Plc Annual General Meeting, 24 October 2013

We make a positive contribution
bhpbilliton
resourcing the future
BECSA South Africa
Mt Arthur Australia
BHP Billiton Plc Annual General Meeting, 24 October 2013

Climate change
bhpbilliton
resourcing the future
BHP Billiton Plc Annual General Meeting, 24 October 2013

Greenhouse gas emissions
bhpbilliton
resourcing the future
Greenhouse gas emissions1
(millions of tonnes CO2-e)
60 40 20 0
FY2006 baseline4
FY2009
FY2010
FY2011
FY2012
FY2013
Scope 12 Scope 23
1. Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
2. Scope 1 refers to direct GHG emissions from controlled operations.
3. Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.
4. FY2006 baseline will be adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction.
BHP Billiton Plc Annual General Meeting, 24 October 2013

Diverse energy portfolio
bhpbilliton
resourcing the future
Copper
Offshore oil and gas
Coal
Onshore oil and gas
BHP Billiton Plc Annual General Meeting, 24 October 2013

Our results at a glance
bhpbilliton
resourcing the future
Underlying EBIT of US$21.1 billion
Attributable profit of US$11.8 billion1
Controllable cash costs reduced by US$2.7 billion
Net operating cash flows of US$18.3 billion
Capital and exploration expenditure of US$21.7 billion2
Full year dividend of 116 US cents per share, up 4%
1. Excludes net exceptional charges of US$922 million.
2. Excludes deferred stripping.
Note: Variance relates to the relative performance of BHP Billiton during FY2013 compared with FY2012.
BHP Billiton Plc Annual General Meeting, 24 October 2013

We continue to extend our strong track record of operating performance bhpbilliton
resourcing the future
Strong growth in our major businesses
(production volumes, % change, FY13 versus FY12)
Alumina
Metallurgical coal
Copper
Manganese ore
Iron ore
Petroleum
Energy coal
Aluminium
Manganese alloy
Nickel
(3) 0 3 6 9 12 15 18
BHP Billiton Plc Annual General Meeting, 24 October 2013

Four pillars
bhpbilliton
resourcing the future
Iron Ore
Petroleum
Copper
Coal
BHP Billiton Plc Annual General Meeting, 24 October 2013

We remain confident in the long term outlook for potash
bhpbilliton
resourcing the future
Supply deficit in the long term
(million tonnes)
demand 2030
potential supply gap
demand 2020
CY13e
CY20e
CY30e
existing supply
current expansions1
1. Current expansions include brownfield and greenfield projects under construction and expected to start-up prior to 2020, excluding Jansen.
Source: Fertecon; company reports; BHP Billiton analysis.
BHP Billiton Plc Annual General Meeting, 24 October 2013

Jansen Potash project
bhpbilliton
resourcing the future
BHP Billiton Plc Annual General Meeting, 24 October 2013

Global commodity demand is expected to grow
bhpbilliton
resourcing the future
Antamina
Peru
BHP Billiton Plc Annual General Meeting, 24 October 2013

Iron Ore: Unlocking more tonnes
bhpbilliton
resourcing the future
Shovel productivity
Western Australia Iron Ore
Improvements
Benchmarked operational effectiveness of Coal business
Increased availability and utilisation of shovels, lifted dig rates and improved flexibility to move people and equipment between sites
Results
20% sustainable increase in shovel productivity
BHP Billiton Plc Annual General Meeting, 24 October 2013

Coal: Increasing throughput and reducing downtime
bhpbilliton
resourcing the future
Coal Processing Plant
South Walker Creek – Bowen Basin
Improvements
Teams work across functions
Process analysis of each step
Implement process improvements
Results
7% sustainable increase in production
BHP Billiton Plc Annual General Meeting, 24 October 2013

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 24, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary